SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31067; 812-14156

Fidus Investment Corporation, et al.; Notice of Application

June 2, 2014

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application to amend a prior order issued under sections 6(c), 12(d)(1)(J),

and 57(c) of the Investment Company Act of 1940 ("Act") granting exemptions from sections

12(d)(1)(A), 18(a), 21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under section 57(i) of the Act

and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section

57(a)(4) of the Act; and under section 12(h) of the Securities Exchange Act of 1934 ("Exchange

Act") granting an exemption from section 13(a) of the Exchange Act.

Applicants: Fidus Investment Corporation ("Company"), Fidus Mezzanine Capital, L.P.,

("Fidus SBIC"), Fidus Investment GP, LLC ("New General Partner"), Fidus Investment

Advisors, LLC ("Fidus Advisors"), and Fidus Mezzanine Capital II, L.P. ("Fidus SBIC II")

(collectively, the "Applicants").

Summary of Application: Applicants request an order ("Amended Order") that would amend,

and in part supersede, a prior order permitting a parent business development company ("BDC")

and its wholly-owned small business investment company ("SBIC") subsidiary to engage in

certain transactions that otherwise would be permitted if such parent BDC and such SBIC

subsidiary were one company and to file certain reports on a consolidated basis, and permitting

such parent BDC to adhere to a modified asset coverage requirement ("Prior Order").[1]

Applicants seek to amend the Prior Order in order to permit such SBIC subsidiary, which is also

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[1] Fidus Investment Corporation, et al., Investment Company Act Release Nos. 29974 (Mar. 1, 2012) (notice) and 30012 (Mar. 27, 2012) (order).

a BDC, and a newly formed SBIC subsidiary or any future subsidiary to engage in certain

transactions that otherwise would be permitted if such parent BDC and the subsidiaries were one

company and to permit such parent BDC to adhere to a modified asset coverage requirement.

Filing Dates: The application was filed on May 15, 2013, and amended on December 6, 2013,

April 2, 2014, and May 30, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 pm on June 27, 2014 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, c/o Edward H. Ross, Fidus Investment Corporation,

1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

For Further Information Contact: Barbara T. Heussler, Senior Attorney, at (202) 551-6990, or

MaryKay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Maryland corporation, is an externally-managed, non-diversified, closed-end investment company that has elected to be regulated as a BDC under the Act.[2] The Company provides customized mezzanine debt and equity financing solutions to lower middle-market companies located throughout the United States that have revenues between $10 million and $150 million. The Company's investment objective is to provide attractive risk-adjusted returns by generating both current income from debt investments and capital appreciation from equity related investments. The Company's board of directors (the "Board") consists of five members, three of whom are not "interested persons" of the Company within the meaning of section 2(a)(19) of the Act.

2.   Fidus SBIC, a Delaware limited partnership, received its license from the Small Business Administration ("SBA") to operate as a SBIC under the Small Business Investment Act of 1958 ("SBA Act"). Fidus SBIC has elected to be regulated as a BDC under the Act. Fidus SBIC has the same investment objectives and strategies as the Company. The Company owns a 99.99% limited partnership interest in Fidus SBIC, and the New General Partner, a Delaware limited liability company and a wholly-owned subsidiary of the Company, owns a 0.01% general partnership interest in Fidus SBIC. Fidus SBIC is a wholly owned subsidiary of the Company because the Company and the New General Partner own all of the partnership and voting interests in Fidus SBIC. Fidus SBIC is and will remain, at all times, a Subsidiary[3] of the Company and consolidated with the Company for financial reporting purposes. Fidus SBIC has

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[2] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3] For purposes of this application, references to "Subsidiaries" include Fidus SBIC and Fidus SBIC II, which are the Company's only Subsidiaries currently in existence, as well as any future direct or indirect wholly-owned subsidiaries of the Company (collectively, the "Subsidiaries" and each a "Subsidiary").

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a board of directors ("Fidus SBIC Board") consisting of three persons who are not interested persons of Fidus SBIC within the meaning of section 2(a)(19) of the Act and two persons who are interested persons of Fidus SBIC.

3.   Fidus SBIC II, a Delaware limited partnership, is a Subsidiary of the Company. Fidus SBIC II received its license from the SBA to operate as a SBIC under the SBA Act. Unlike Fidus SBIC, Fidus SBIC II will not be registered under the Act and will rely on the exclusion from the definition of investment company contained in section 3(c)(7) of the Act. The Company directly owns a 99.99% limited partnership interest in Fidus SBIC II. The New General Partner owns a 0.01% general partnership interest in Fidus SBIC II. Therefore, Fidus SBIC II is a Subsidiary of the Company because the Company and the New General Partner own all of the equity and voting interests in Fidus SBIC II. Fidus SBIC II is consolidated with the Company for financial reporting purposes.

4.   Fidus Advisors, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. Fidus Advisors serves as the investment adviser to the Company, Fidus SBIC, and Fidus SBIC II and manages the consolidated assets of the Company, including those of Fidus SBIC and Fidus SBIC II. Fidus Advisors does not currently provide management and advisory services to any other Subsidiary. It is anticipated that Fidus Advisors will also provide management and advisory services to future Subsidiaries.

5.   The Prior Order permits the Company and Fidus SBIC to operate effectively as one company. At the time of the Prior Order, Fidus SBIC was the Company's only wholly-owned SBIC subsidiary. Subsequent to the Prior Order, the Company has formed Fidus SBIC II and may in the future create other Subsidiaries. The Subsidiaries may also be licensed by the

SBA to operate as SBICs (collectively, the "SBIC Subsidiaries," and each an "SBIC

Subsidiary") or in some cases may not be SBICs.[4]

6.   Applicants seek the Amended Order to request the same exemptive relief for

Fidus SBIC II and any future Subsidiary that was granted under the Prior Order with respect to

Fidus SBIC, except to the extent that such relief is not necessary due to the fact that Fidus SBIC

II is not (and no future Subsidiary will be) a BDC or a registered investment company under the

Act.

Applicants' Legal Analysis:

1.   Applicants request the Amended Order under sections 6(c), 57(c) and 57(i) of the

Act and rule 17d-1 under the Act to permit Fidus SBIC and one or more other Subsidiaries to

engage in certain transactions that otherwise would be permitted if the Company and its

Subsidiaries were one company and to permit the Company to adhere to modified asset coverage

requirements.

2.   Section 18(a) prohibits a registered closed-end investment company from issuing

any class of senior security or selling any such security of which it is the issuer, unless the

company complies with the asset coverage requirements set forth in that section. Section 61(a)

of the Act makes section 18 applicable to BDCs, with certain modifications. Section 18(k)

provides an exemption from section 18(a)(1)(A) and (B) (relating to senior securities

representing indebtedness) for SBICs.

3.   Applicants state that a question exists as to whether the Company must comply

with the asset coverage requirements of section 18(a) (as modified by section 61(a) for BDCs)

solely on an individual basis or whether it must also comply with the asset coverage

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[4] Any existing entities that currently intend to rely on the Amended Order have been named as Applicants, and any other existing or future entities that may rely on the Amended Order in the future will comply with its terms and conditions.

requirements on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior securities issued by any SBIC Subsidiary. Applicants state that they wish to treat Fidus SBIC II (and any future SBIC Subsidiary) as if it were a BDC subject to sections 18 and 61 of the Act. Applicants state that companies operating under the SBA Act, such as Fidus SBIC II (and other SBIC Subsidiaries), are subject to the SBA's substantial regulation of permissible leverage in their capital structure.

4.   The Prior Order granted relief under section 6(c) from sections 18(a) and 61(a) to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by Fidus SBIC (not any future SBIC Subsidiary). Accordingly, Applicants request relief under section 6(c) of the Act from sections 18(a) and 61(a) of the Act to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness issued by any SBIC Subsidiary.

5.   Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standard. Applicants contend that, since Fidus SBIC is entitled to rely on section 18(k) and since Fidus SBIC II (or any future SBIC Subsidiary) would be entitled to rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of such exemptions to the Company.

6.   Sections 57(a)(1) and (2) of the Act generally prohibit, with certain exceptions, sales or purchases of any security or other property between BDCs and certain of their affiliates as described in section 57(b) of the Act. Section 57(b) includes a person, directly or indirectly,

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either controlling, controlled by or under common control with the BDC. Applicants state that the Company directly owns all of the limited partnership interests in Fidus SBIC and Fidus SBIC II and indirectly owns all of the general partnership interests in Fidus SBIC and Fidus SBIC II through its 100% ownership of the New General Partner. Accordingly, Fidus SBIC and Fidus SBIC II would each be a person related to each other in a manner described in section 57(b) because each is deemed to be under the control of the Company and thus under common control. In addition, each of Fidus SBIC and Fidus SBIC II and each other Subsidiary would also be a person related to each other Subsidiary in a manner described in section 57(b).

7.	Applicants state that there may be circumstances when one or more of the Company, Fidus SBIC, Fidus SBIC II or any future Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when it is in the interest of the Company, Fidus SBIC and/or Fidus SBIC II for Fidus SBIC II, or for any future Subsidiaries, to invest in securities of an issuer that may be deemed to be a person related to either the Company or Fidus SBIC in a manner described in section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in section 57(b).

8.	The Prior Order only extends relief from sections 57(a)(1) and (2) to transactions between the Company and Fidus SBIC. Applicants therefore request an exemption from sections 57(a)(1) and 57(a)(2) of the Act to permit any transaction between Fidus SBIC (as a BDC) and any other Subsidiary with respect to the purchase or sale of securities or other property. Applicants also seek an exemption from these provisions to allow any transaction between Fidus

SBIC and a controlled portfolio affiliate of another Subsidiary. Applicants state that the requested relief is intended only to permit the Company and its Subsidiaries to do that which they otherwise would be permitted to do if they were one company.

9.   Section 57(c) provides that the Commission will exempt a proposed transaction from the provisions of section 57(a)(1) and (2) of the Act if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of any person concerned, and the proposed transaction is consistent with the policy of the BDC concerned and the general purposes of the Act.

10.   Applicants submit that the requested relief from section 57(a)(1) and (2) meets this standard. Applicants represent that the proposed operations as one company will enhance efficient operations of the Company and its Subsidiaries, including Fidus SBIC, and allow them to deal with portfolio companies as if the Company and such Subsidiaries were one company. Applicants contend that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the Company or Fidus SBIC (the BDC) by any person, and that the requested order would permit the Company and the Subsidiaries to carry out more effectively their purposes and objectives of investing primarily in small business concerns. Finally, Applicants note that the proposed transactions are consistent with the policies of the Company and Fidus SBIC as specified in filings with the Commission and the Company's reports to stockholders, as well as consistent with the policies and provisions of the Act.

11.   Section 17(d) of the Act and rule 17d-1 under the Act (made applicable to BDCs by section 57(i)) prohibit affiliated persons of a registered investment company, or an affiliated person of such person, acting as principal, from participating in any joint transaction or

arrangement in which the registered company or a company it controls is a participant, unless the Commission has issued an order authorizing the arrangement. Section 57(a)(4) of the Act imposes substantially the same prohibitions on joint transactions involving any BDC and an affiliated person of such BDC, or an affiliated person of such affiliated person, as specified in section 57(b) of the Act. Section 57(i) of the Act provides that rules and regulations under section 17(d) of the Act will apply to transactions subject to section 57(a)(4) in the absence of rules under that section. The Commission has not adopted rules under section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in rule 17d-1 govern Applicants' request for relief.

12.   The Prior Order only extends relief from section 57(a)(4) and rule 17d-1 for joint transactions between the Company and Fidus SBIC. Accordingly, the Applicants request relief under section 57(i) and rule 17d-1 to permit any joint transaction that would otherwise be prohibited by section 57(a)(4), in which Fidus SBIC (as a BDC) and another Subsidiary participate, but only to the extent that the transaction would not be prohibited if the Subsidiaries participating were deemed to be part of the Company, and not separate companies.

13.   In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants note that the proposed transactions are consistent with the policy and provisions of the Act and will enhance the interests of the Company, Fidus SBIC and other Subsidiaries, while retaining the important protections afforded by the Act. In addition, because the joint participants will conduct their operations as though they comprise one company, the participation of one will not

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be on a basis different from or less advantageous than the others. Accordingly, Applicants

believe that the standard for relief under section 57(i) and rule 17d-1 is satisfied.

14. Applicants state that the conditions in the Prior Order will be replaced by the

conditions set forth below.

Applicants' Conditions

Applicants agree that the Amended Order will be subject to the following conditions:

1. The Company will at all times own and hold, beneficially and of record, all of the

outstanding limited partnership interests in any Subsidiary and all of the outstanding membership

interests in the New General Partner, or otherwise own and hold beneficially, all of the

outstanding voting securities and equity interests of such Subsidiary.

2. The Subsidiaries will have investment policies not inconsistent with those of the

Company, as set forth in the Company's registration statement.

3. No person shall serve as a member of any board of directors of any Subsidiary,

including any manager under a different form of legal organization that might perform the

function of a director, unless such person shall also be a member of the Company's Board. The

board of directors or the managers, as applicable, of any Subsidiary will be appointed by the

equity owners of such Subsidiary.

4. The Company will not itself issue or sell any senior security and the Company

will not cause or permit any SBIC Subsidiary to issue or sell any senior security of which the

Company or such SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as

modified for BDCs by section 61); provided that immediately after the issuance or sale of any

such senior security by either the Company or any SBIC Subsidiary, the Company individually

and on a consolidated basis shall have the asset coverage required by section 18(a) (as modified by section 61(a)), except that, in determining whether the Company and any SBIC Subsidiary on a consolidated basis have the asset coverage required by section 61(a), any senior securities representing indebtedness of a SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

5.   The Company will acquire securities of any SBIC Subsidiary representing indebtedness only if, in each case, the prior approval of the SBA has been obtained. In addition, the Company and any SBIC Subsidiary will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.

6.   No person will serve or act as investment adviser to Fidus SBIC II or any future Subsidiary unless the Board and the stockholders of the Company will have taken such action with respect thereto that is required to be taken under the Act by the functional equivalent of the board of directors of Fidus SBIC II or any future Subsidiary and the stockholders of Fidus SBIC II or any future Subsidiary including as if Fidus SBIC II or such future Subsidiary were a BDC.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary